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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               (AMENDMENT NO. 2)*


                          CADENCE RESOURCES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    78069310
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Nathan A. Low Roth IRA
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 18, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 6 pages
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                                  SCHEDULE 13D
=======================
CUSIP NO.  78069310                   13D

=======================

================================================================================
     1          NAMES OF REPORTING PERSONS

                Nathan A. Low Roth IRA

                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                N/A
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS

                PF
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO

                ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
================================================================================
 NUMBER OF                    7         SOLE VOTING POWER

   SHARES                               1,990,992 shares of Common Stock
                      ---------------------------------------------------------
BENEFICIALLY                  8         SHARED VOTING POWER

  OWNED BY                              None
                      ---------------------------------------------------------
    EACH                      9         SOLE DISPOSITIVE POWER

 REPORTING                              1,990,992 shares of Common Stock
                      ---------------------------------------------------------
   PERSON                    10         SHARED DISPOSITIVE POWER

    WITH                                None

================================================================================
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,990,992 shares of Common Stock
--------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                               [ ]

--------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                As of the date of the filing of this report, the 1,990,992 shares of Common Stock constituted 22.3% of the Common Stock of the Issuer (based upon the number of outstanding shares provided by the Chief Financial Officer of the Issuer).
--------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON

                OO
================================================================================

                               Page 2 of 6 pages


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         This Amendment No. 2 (this "Amendment") relates to the common stock, par value $0.01 per share, of Cadence Resources Corporation, a Utah corporation. This Amendment amends and restates Items 1-6 from the Statement on Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on behalf of the Nathan A. Low Roth IRA, on April 22, 2002 and subsequently amended by Amendment No. 1, which was filed with the Securities and Exchange Commission on May 13, 2002. Except as specifically amended hereby, the
Schedule 13D remains in full force and effect.


Item 1. Security and Issuer

         This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Cadence Resources Corporation, a Utah corporation, the principal executive offices of which are located at 6 East Rose Street, Walla Walla, Washington 99362.


Item 2. Identity and Background

         This statement is being filed on behalf of the Nathan A. Low Roth IRA. The Nathan A. Low Roth IRA is an individual retirement account. Nathan A. Low, for his own benefit, makes all of the investment and voting decisions for the Nathan A. Low Roth IRA. The business address of the Nathan A. Low Roth IRA is c/o Sunrise Securities Corp., 135 East 57th Street 11th Floor, New York, NY 10022.

         Nathan Low is an individual, a citizen of the United States and makes all of the investment and voting decisions for the Nathan A. Low Roth IRA. He is President of Sunrise Securities Corp., a registered broker-dealer specializing in technology and undervalued hard asset companies. His business address is Sunrise Securities Corp., 135 East 57th Street 11th Floor, New York, NY 10022.

         During the last five years, Nathan Low, has not (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

         On April 10, 2002, as part of a private placement offered by the Issuer, the Nathan A. Low Roth IRA entered into a subscription agreement to purchase, for $325,000, 1,083,334 units from the Issuer. Each unit consisted of one share of Common Stock and a warrant, expiring in April 2007, to purchase one share of Common Stock at $0.30 per share. The sale of the units was conducted in two tranches, with 582,834 units purchased on April 10, 2001, and 500,500 units purchased on May 3, 2002.

                               Page 3 of 6 pages
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         On October 18, 2002, the Nathan A. Low Roth IRA performed a "cashless"
exercise of all 1,083,334 of the warrants. At the time of such exercise, the closing price of the Common Stock was $1.85 per share. Pursuant to the "cashless" exercise, 175,676 shares of Common Stock were cancelled and the Nathan A. Low Roth IRA was issued 907,658 shares of Common Stock.


Item 4. Purpose of Transaction

         The Nathan A. Low Roth IRA acquired the Common Stock for investment purposes only.

         The Nathan A. Low Roth IRA does not have any plan or proposal which relates to, or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
         Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j)      any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Based upon the number of outstanding shares of Common Stock provided by the Issuer's Chief Financial Officer, the Nathan A. Low Roth IRA's beneficial ownership of 1,900,992 shares of Common Stock constitutes beneficial ownership of 22.3% of the total number of shares of outstanding Common Stock of the Issuer.

                               Page 4 of 6 pages
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(b)      The Nathan A. Low Roth IRA has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 1,900,992 shares of Common Stock.

(c) Except as reported in Item 3, during the past sixty days, the Nathan A. Low Roth IRA has not effected any transactions in shares of Common Stock.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         On April 10, 2002, as part of a private placement offered by the Issuer, the Nathan A. Low Roth IRA entered into a subscription agreement to purchase, for $325,000, 1,083,334 units from the Issuer. Each unit consisted of one share of Common Stock and a warrant, expiring in April 2007, to purchase one share of Common Stock at $0.30 per share. The sale of the units was conducted in two tranches, with 582,834 units purchased on April 10, 2001, and 500,500 units purchased on May 3, 2002.

         On October 18, 2002, the Nathan A. Low Roth IRA performed a "cashless" exercise of all 1,083,334 of the warrants. At the time of such exercise, the closing price of the Common Stock was $1.85 per share. Pursuant to the "cashless" exercise, 175,676 shares of Common Stock were cancelled and the Nathan A. Low Roth IRA was issued 907,658 shares of Common Stock.

         The Issuer is obligated to undertake one registration of the purchased Common Stock (including the Common Stock issues upon the exercise of the warrants) at the demand of the Nathan A. Low Roth IRA. The Issuer shall undertake such registration within 30 days of such demand, or immediately following the end of the next reporting period of the Issuer, whichever is longer. The Nathan A. Low Roth IRA shall also be entitled at all times to registration of the purchased Common Stock (including the Common Stock issues upon the exercise of the warrants) upon the registration by the Issuer of any similar securities on behalf of other holders.






                               Page 5 of 6 pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Date: January 9, 2003


                                      NATHAN A. LOW ROTH IRA

                                      /s/ Nathan A. Low
                                      -------------------------------------
                                      Name: Nathan A. Low, on behalf of the
                                            Nathan A. Low Roth IRA







































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